

May 23, 2012

<u>Via E-mail</u>
Mr. C. Robert Campbell
Chief Financial Officer
MasTec, Inc.
800 S. Douglas Road, 12th floor
Coral Gables, Florida 33134

      RE: MasTec, Inc.
              Form 10-K for the Year ended December 31, 2011
              Filed February 29, 2012
              Response dated May 18, 2012
              File No. 1-8106

Dear Mr. Campbell:

We have reviewed your response letter dated May 18, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Year Ended December 31, 2011</u>

<u>Note 15 - Operations by Geographic Areas and Segments, page 93</u>

1. We note your response to comments one through five in our letter dated April 19, 2012. Your CODM receives data on the net profit before taxes for each operating segment. Please revise your analysis to also include this data for each operating segment. In doing so, please ensure that you provide explanations for apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment. Please reconcile these amounts to the amounts reported on your consolidated statements of operations.

2. We note your response to comment two in our letter dated April 19, 2012. Please support your determination that each of the operating segments labeled as an immaterial operating

segment in Appendix A meets all of the aggregation criteria in ASC 280-10-50-11 to be aggregated with each of your other operating segments. If one or more operating segments do not meet all of the aggregation criteria and you have already met the 75% revenue threshold in ASC 280-10-50-14, you can combine the remaining smaller operating segments and present them in an all other category pursuant to ASC 280-10-50-15. This all other category should still be separate from other reconciling items in the reconciliations required by paragraphs 280-10-50-30 and 50-31. The all other category should also be discussed in MD&A.

3. Please describe for us in greater detail the nature of the amounts presented in the reconciling items section of Appendix A. Please also quantify the larger reconciling items impacting revenue, gross profit and net profit before taxes in each period presented.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief